                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2005

Commission File Number:  000-50393



                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                 Yes  [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                 Yes  [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes  [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NEUROCHEM INC.
May 16, 2005

                                        By:      /s/ David Skinner
                                           ------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary

[Picture]


FIRST QUARTER ENDED MARCH 31, 2005


[Neurochem logo]

Driven to enhance people's lives_


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   1

Message to Shareholders


The first quarter has been eventful for Neurochem. Not only have we advanced the development of our investigational product candidates, but we have also essentially completed the formation of an exceptionally strong management team to bring the Company to the next level of product development and commercialization. At the same time, we have completed an important financing providing us with a solid financial base to move forward. During the quarter, the Company's financial position was significantly strengthened, with $89.7 million of cash available at the end of the quarter.

I am very proud to be able to lead a Company of this calibre and, as CEO and a significant shareholder, I will continue to support Neurochem and work towards bringing our product candidates to market.

I would like now to highlight the recent advances of our investigational product candidates Fibrillex(TM) and Alzhemed(TM) and emphasize that their further development is the Company's main priority.

Fibrillex(TM) -- Results to be Presented to FDA
Neurochem completed the Fibrillex(TM) Phase II/III clinical trial in December 2004. Fibrillex(TM) is being developed for the treatment of Amyloid A (AA) Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases, such as Rheumatoid Arthritis. It is estimated that there are approximately 40,000 people in Europe and the U.S. diagnosed with the disease.

The objective of the Phase II/III trial was to determine the ability of Fibrillex(TM) to delay or stop the progression of AA Amyloidosis and to assess the safety of Fibrillex(TM) compared to a placebo. The trial was initiated in 2000 to demonstrate statistical significance through the composite primary endpoint reaching an absolute difference of 20% in the number of patients stabilized or improved between the Fibrillex(TM) and placebo groups (p value = 0.01).

The clinical trial for Fibrillex(TM) was the first Phase II/III clinical trial and the largest randomized, placebo-controlled study ever undertaken to test for the efficacy of a drug to treat AA Amyloidosis. We have broken new ground in designing the study and defining endpoints that have never been assessed in a study of that magnitude for this disease.

An assessment of preliminary findings made public on April 18, 2005, indicated that Fibrillex(TM) is well tolerated. The preliminary results also indicated that there were 13.4 percent more patients whose condition remained stable or improved while on Fibrillex(TM) therapy, compared to placebo (p value = 0.06). While the level of 13.4% is a positive sign, it did not reach the pre-specified objective of the study of 20%. Preliminary findings on the secondary endpoints also indicate that Fibrillex(TM) does have a consistent and clinically meaningful effect on kidney function. These preliminary results suggest that Fibrillex(TM) delays progression of renal disease in AA amyloidosis patients.

Recognizing the lack of existing specific treatments for the disease, Fibrillex(TM) received "orphan drug" status in both the United States and Europe. Fibrillex(TM) also has been accorded "Fast Track Product" designation by the U.S. Food and Drug Administration (FDA) and was selected for the FDA's Pilot 2 program for accelerated review. In December 2004 and in advance of completion of the trial, Neurochem (International) Limited, a wholly-owned subsidiary of the Company, concluded a collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   2

Data on the Fibrillex(TM) Phase II/III trial is expected to be presented at selected international medical conferences in the coming months. Presentations at international conferences are scheduled during the European Renal Association-European Dialysis and Transplant Association (ERA-EDTA) conference to be held in Istanbul, Turkey, from June 4-7, 2005 and the European League Against Rheumatism (EULAR) conference to be held in Vienna, Austria, from June 8-12, 2005. The plan is also to publish the data in a peer-reviewed journal. Meanwhile, Neurochem is continuing to honour its commitment to supply Fibrillex(TM) to any patient receiving the drug, through the on-going open-label extension study.

Neurochem, therefore, intends to continue with plans to seek regulatory approval of Fibrillex(TM). As part of this process, the Company has confirmed a meeting date with the FDA to pursue discussions about its data and to investigate the various regulatory options to possibly make Fibrillex(TM) available to the AA amyloidosis patients.

Alzhemed(TM) -- North American Phase III Clinical Trial on Track
Progress throughout 2004 and into the first quarter of 2005 on the development of the investigational product candidate, Alzhemed(TM), for the treatment of Alzheimer's Disease (AD) is on-track and encouraging. This first-in-class product candidate has a unique mechanism of action, which may be capable of stopping the disease in its early stages by interfering with the formation of the toxic beta-amyloid complex and has been shown by many scientists to be neurotoxic. Data from a Phase II clinical trial and interim results from a follow-on open-label extension study over a 28-month period indicate that this orally administered investigational product candidate is safe and appears to stop the progression of the disease, particularly in milder AD patients.

During 2004, Alzhemed(TM) was highlighted at the 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy and at the U.S. Alzheimer's Association at its annual international conference as a promising new treatment in development for AD.

Neurochem initiated a large-scale Phase III clinical trial in North America in June 2004. This double-blind, placebo-controlled study will include some 950 mild-to-moderate AD patients at 68 clinical centers across North America, who will be receiving medication over the trial period of 18 months. Approximately 1,100 patients have been screened and close to 800 are already on study medication. Recruitment in North America is therefore proceeding on schedule and the study is on track for completion as planned.

The Company plans to initiate patient recruitment for a similar Phase III clinical trial in Europe this fall.

Neurochem announced in April 2005 that its Independent Safety Review Board
(ISRB) has issued a recommendation to continue the Company's North American Phase III clinical trial for Alzhemed(TM). The recommendation by the members of the ISRB was based on their recent review of the safety data from 562 patients who had been monitored in the trial for an average of 12 weeks to that point.

Cerebril(TM) - A Phase IIb Clinical Trial Under Preparation
Cerebril(TM), Neurochem's lead product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), has successfully completed a Phase IIa clinical trial to assess safety conducted at five centers in the U.S. There were no concerns regarding safety, and the pharmacokinetic profile of the product candidate was well characterized.

A Phase IIb trial is currently being designed to test the efficacy and safety of Cerebril(TM) in preventing recurring strokes caused by amyloid. Currently, no treatment exists for this disease.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   3

Senior Management Team -- Additions and Reassignment of Responsibilities Neurochem also announced senior management appointments and reassignment of responsibilities during the quarter: Francesco Bellini, Chairman, President and CEO, committed to remain with the Company in an executive capacity for at least three more years. Andreas Orfanos, M.B.B.Ch, MBA, was named Executive Vice President - Strategic Planning and Scientific Affairs, Shona McDiarmid, Ph.D., LLB, was appointed Vice President - Intellectual Property, Daniel Delorme, Ph.D., was named Vice President - Research, Mariano Rodriguez was appointed Vice President, Finance and Chief Financial Officer, Christine Lennon was named Vice President, Business Development and Judith Paquin was appointed Vice President, Human Resources. Philippe Calais, Pharm. D., became President - Global Business and Denis Garceau, Ph.D., was appointed Senior Vice President - Drug Development.

Other Recent Developments
We also announced in March 2005 that we had completed a public offering of 4 million common shares. The common shares issued from treasury were sold in the United States and Canada and resulted in total gross proceeds to the Company of approximately US$61.2 million. Neurochem Inc. and its subsidiaries intend to use the net proceeds from the offering to fund the clinical trials of their investigational product candidates, primarily Alzhemed(TM), to advance Fibrillex(TM), to further complete pre-clinical and research and development programs and for working capital and general corporate purposes.

Conclusion
We are pleased with the progress to date and, on behalf of the Board, I wish to thank you for continuing to support the Company.



[signed]

Dr. Francesco Bellini
Chairman, President and Chief Executive Officer


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   4

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three-Month Period Ended March 31, 2005


The following information should be read in conjunction with the unaudited consolidated financial statements for the three-month period ended March 31, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.


RESULTS OF OPERATIONS
For the three month-period ended March 31, 2005, the net loss amounted to $16,970,000 ($0.54 per share), compared to $9,164,000 ($0.31 per share) for the comparative period last year.

Revenues from collaboration agreement amounted to $1,205,000 for the current quarter and consist of the revenue earned under the agreement with Centocor, Inc. ("Centocor") in respect of Fibrillex(TM). Revenue recognized during the quarter is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to obtaining the regulatory approvals of the investigational drug product. The period to obtain the regulatory approvals is estimated and is subject to change based on additional information that the Company may receive from time to time.

Reimbursable costs revenue amounted to $444,000 for the current quarter and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $11,965,000 for the current quarter, compared to $5,577,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the development of Alzhemed(TM); more specifically for the Phase III North American clinical trial and preparation for the Phase III European clinical trial. In the quarter ended March 31, 2005, research and development expenses also included costs incurred to support the on-going Fibrillex(TM) open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $409,000 this quarter, compared to $312,000 for the comparable quarter last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses for the quarter totalled $5,165,000, compared to $3,965,000 for the same quarter last year. The increase is attributable to the expansion of the corporate infrastructure to support growth and the overall activity levels at the Company. More specifically, the increase is due to operating costs related to the facilities acquired during the second quarter of 2004 and higher legal fees incurred in relation to the Immtech litigation, and to other corporate agreements and matters.

Reimbursable costs amounted to $444,000 for the current quarter and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   5

Stock-based compensation amounted to $770,000 for the current quarter, compared to $424,000 for the comparable quarter last year. This expense relates to employee stock options, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The increase is due to new stock options granted during the past year.

Depreciation and amortization for the current quarter increased to $570,000 from $368,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $121,000 for the current quarter, compared to $24,000 for the comparable quarter last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities last year.

Interest income amounted to $251,000, compared to $322,000 for the comparable quarter last year. The decrease results from lower average cash balances in the current period, compared to the same period last year.

Foreign exchange gains amounted to $226,000 for the current quarter, compared to $441,000 for the same quarter last year. The decrease is attributable to lower monetary assets denominated in US dollars during the period, compared to the comparable period in 2004. Gains were recorded as a result of an increase in the value of the US dollar versus the Canadian dollar during the respective periods.

Variable interest entities
As previously reported, on January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia Holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline in the first quarter of 2005 resulted in the consolidation of a share of loss in a company subject to significant influence of $755,000 and non-controlling interest of $225,000, in the Consolidated Statement of Operations.

Litigation
Regarding the ongoing dispute with Immtech International, Inc. (Immtech) concerning a 2002 agreement, the Company continues to vigorously defend against the claims brought by Immtech in its legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   6

A hearing has been scheduled by the arbitral tribunal for mid-September 2005. Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.


QUARTERLY RESULTS (UNAUDITED)
(in thousands of Canadian dollars, except per share data)


                                                                                  Net loss per share
Quarter                                                Revenue         Net Loss    Basic and diluted
-------                                                -------         --------- -------------------
Year ended December 31, 2005
First                                                    1,649          (16,970)             (0.54)

Year ended December 31, 2004
Fourth                                                     132          (15,388)             (0.51)
Third                                                       --          (13,775)             (0.45)
Second                                                      --          (14,072)             (0.47)
First                                                       --           (9,164)             (0.31)

Six-month period ended December 31, 2003
Second                                                      --           (9,986)             (0.34)
First                                                       --           (6,787)             (0.28)

Year ended June 30, 2003
Fourth                                                      --           (3,470)             (0.15)


LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2005, the Company had cash, cash equivalents and marketable securities of $89,703,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the quarter (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated R&D expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

As at April 30, 2005, the Company had 34,569,581 common shares outstanding, 2,287,614 options granted under the employee stock option plan and 4,000,000 warrants issued and outstanding.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   7

Consolidated Balance Sheets
(Unaudited)
March 31, 2005 and December 31, 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                              MARCH 31,         MARCH 31,     December 31,
                                                                   2005              2005             2004
                                                              ---------         ---------     ------------
                                                                 (US$ -            (CDN$)           (Cdn$)
                                                                NOTE 1)                          (Audited)
ASSETS
Current assets:
   Cash and cash equivalents                                     71,680            86,706            7,207
   Marketable securities                                          2,478             2,997           21,966
   Amount receivable under collaboration agreement                   --                --           14,443
   Sales taxes and other receivables                                703               851              782
   Research tax credits receivable                                1,346             1,628            1,349
   Prepaid expenses and deposits                                  3,211             3,884            3,836
                                                               --------          --------         --------
                                                                 79,418            96,066           49,583

Restricted cash (note 3)                                          6,000             7,258               --
Long-term prepaid expenses and deposits                           1,500             1,815            1,361
Long-term investment                                              2,153             2,604            4,421
Property and equipment                                           13,552            16,393           16,690
Patents                                                           3,570             4,318            4,393
                                                               --------          --------         --------
                                                                106,193           128,454           76,448
                                                               ========          ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                               3,056             3,697            4,060
   Accrued liabilities                                            6,095             7,373            6,424
   Deferred revenue                                               2,717             3,287            4,820
   Current portion of obligations under capital leases              252               305              416
   Current portion of long-term debt                                525               635              686
                                                               --------          --------         --------
                                                                 12,645            15,297           16,406

Deferred revenue                                                  8,350            10,101            9,772
Long-term accrued liabilities                                       100               121              126
Long-term debt                                                    7,668             9,275            9,450
                                                               --------          --------         --------
                                                                 28,763            34,794           35,754

Non-controlling interest                                          1,005             1,214               --

Shareholders' equity:
   Share capital (note 4)                                       207,966           251,561          175,855
   Additional paid-in capital                                     5,156             6,237            5,765
   Deficit                                                     (136,697)         (165,352)        (140,926)
                                                               --------          --------         --------
                                                                 76,425            92,446           40,694

Litigation (note 7)
                                                               --------          --------         --------
                                                                106,193           128,454           76,448
                                                               ========          ========         ========


See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   8

Consolidated Statements of Operations_
(Unaudited)
Periods ended March 31, 2005 and 2004 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)



                                                                              Three months ended March 31,
                                                               -------------------------------------------
                                                                   2005              2005             2004
                                                                -------           -------           ------
                                                                 (US$ -            (CDN$)           (Cdn$)
                                                                 NOTE 1)
Revenues:
   Collaboration agreement (note 3)                                 996             1,205               --
   Reimbursable costs                                               367               444               --
                                                             ----------        ----------       ----------
                                                                  1,363             1,649               --
                                                             ----------        ----------       ----------
Expenses:
   Research and development                                       9,891            11,965            5,577
   Research tax credits                                            (338)             (409)            (312)
   Research grants                                                   (7)               (9)            (119)
                                                             ----------        ----------       ----------
                                                                  9,546            11,547            5,146
   General and administrative                                     4,270             5,165            3,965
   Reimbursable costs                                               367               444               --
   Stock-based compensation (note 5)                                636               770              424
   Depreciation of property and equipment                           412               498              317
   Amortization of patent costs                                      60                72               51
   Interest and bank charges                                        100               121               24
                                                             ----------        ----------       ----------
                                                                 15,391            18,617            9,927
Net loss before undernoted items                                (14,028)          (16,968)          (9,927)

Investment income and other:
   Interest income                                                  208               251              322
   Foreign exchange gain                                            187               226              441
   Other income                                                      42                51               --
   Share of loss in a company subject to significant influence     (624)             (755)              --
   Non-controlling interest                                         186               225               --
                                                             ----------        ----------       ----------
                                                                     (1)               (2)             763
                                                             ----------        ----------       ----------
Net loss                                                        (14,029)          (16,970)          (9,164)
                                                             ==========        ==========       ==========

Net loss per share:
   Basic                                                          (0.45)            (0.54)           (0.31)
   Diluted                                                        (0.45)            (0.54)           (0.31)
                                                             ==========        ==========       ==========

Weighted average number of shares outstanding:
   Basic                                                     31,401,858        31,401,858       29,863,793
   Effect of dilutive options and warrants                    3,167,073         3,167,073        4,954,172
                                                             ----------        ----------       ----------
   Diluted                                                   34,568,931        34,568,931       34,817,965
                                                             ==========        ==========       ==========


See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                   9

Consolidated Statements of Deficit
(Unaudited)
Periods ended March 31, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)



                                                                              Three months ended March 31,
                                                             ---------------------------------------------
                                                                   2005              2005             2004
                                                             ----------         ----------        --------
                                                                 (US$ -            (CDN$)           (Cdn$)
                                                                NOTE 1)
Deficit, beginning of period:
   As previously reported                                      (116,504)         (140,926)         (86,365)
   Adjustment to reflect change in accounting
      for employee stock options (note 2 (a))                        --                --           (2,162)
   Adjustment to reflect change in accounting
      for long-term investment (note 2 (b))                     (2,068)           (2,501)               --
                                                              --------          --------          --------
   Deficit, beginning of period                               (118,572)         (143,427)          (88,527)

   Net loss                                                    (14,029)          (16,970)           (9,164)

   Share issue costs                                            (4,096)           (4,955)               --
                                                              --------          --------          --------
   Deficit, end of period                                     (136,697)         (165,352)          (97,691)
                                                              ========          ========           =======

See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  10

Consolidated Statements of Cash Flows_
(Unaudited)
Periods ended March 31, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)



                                                                              Three months ended March 31,
                                                               -------------------------------------------
                                                                   2005              2005             2004
                                                               -------------------------------------------
                                                                 (US$ -            (CDN$)           (Cdn$)
                                                                NOTE 1)
Cash flows from operating activities:
   Net loss                                                     (14,029)          (16,970)          (9,164)
   Adjustments for:
      Depreciation and amortization                                 472               570              368
      Stock-based compensation                                      636               770              424
      Share of loss in a company subject to significant influence   624               755               --
      Non-controlling interest                                     (186)             (225)              --
   Changes in operating assets and liabilities:
      Restricted cash                                            (6,000)           (7,258)              --
      Amounts receivable under collaboration agreement           11,940            14,443               --
      Sales taxes and other receivables                             (57)              (69)            (272)
      Research tax credits receivable                              (231)             (279)              31
      Prepaid expenses and deposits                                 (40)              (48)            (604)
      Long-term prepaid expenses and deposits                      (375)             (454)              --
      Deferred revenue                                             (996)           (1,204)              --
      Accounts payable and accrued liabilities                      792               957              191
                                                                -------           -------          -------
                                                                 (7,450)           (9,012)          (9,026)
                                                                -------           -------          -------
Cash flows from financing activities:
   Proceeds from issue of common shares                          62,340            75,408              524
   Share issue costs                                             (4,096)           (4,955)              --
   Repayment of obligations under capital lease                     (92)             (111)            (104)
   Repayment of long-term debt                                     (187)             (226)              --
                                                                -------           -------          -------
                                                                 57,965            70,116              420
                                                                -------           -------          -------
Cash flows from investing activities:
   Additions to property and equipment                             (375)             (454)            (232)
   Additions to patents                                            (122)             (148)            (389)
   Proceeds from marketable securities                           15,681            18,969           60,727
   Proceeds from disposal of property and equipment                  23                28               --
                                                                -------           -------          -------
                                                                 15,207            18,395           60,106
                                                                -------           -------          -------
Net increase in cash and cash equivalents                        65,722            79,499           51,500
Cash and cash equivalents, beginning of period                    5,958             7,207           14,869
                                                                -------           -------          -------
Cash and cash equivalents, end of period                         71,680            86,706           66,369
                                                                =======           =======          =======

Cash and cash equivalents are comprised of:
   Cash balances with banks                                         584               706            1,586
   Short-term investments                                        71,096            86,000           64,783
                                                                -------           -------          -------
                                                                 71,680            86,706           66,369
                                                                =======           =======          =======

See accompanying notes to unaudited consolidated financial statements.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  11

Notes to Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2005 and 2004 (Amounts in thousands of Canadian dollars, except per share data)


1    BASIS OF PRESENTATION:
These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at March 31, 2005 and the unaudited statements of operations and deficit and cash flows for the periods ended March 31, 2005 and 2004 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2004, except as disclosed in notes 2 (b) and (c) below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2004.

Translation of convenience:
The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company also presents the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada at March 31, 2005, which was 0.8267 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.


2    CHANGES IN ACCOUNTING POLICIES:

(a)  Stock-based compensation:
Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  12

(b) Variable Interest Entities:
On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

(c)  Reimbursable costs:
Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor Inc. are included in total revenues and expenses.


3    COLLABORATION AGREEMENT:
The Company recognized $1,205 of revenue under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period to obtaining the regulatory approvals of the product.

As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $7,258 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.


4    SHARE CAPITAL:

(a)  Issued and outstanding:
The issued and outstanding share capital consists of:


                                                                                MARCH 31,     December 31,
                                                                                     2005             2004
                                                                                ---------     ------------
                                                                                                 (Audited)
                                                                                        $                $

34,544,962 common shares (December 31, 2004 -- 30,320,419)                        251,561          175,855
                                                                                ---------          -------



NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  13

Changes in the issued and outstanding common shares for the year ended December 31, 2004 and for the three-month period ended March 31, 2005 were as follows:



                                                                                             Common shares
                                                                               ---------------------------
                                                                                   Number          Dollars
                                                                               ----------          -------
                                                                                                         $
Balance, December 31, 2003 (audited)                                           29,775,127          173,930
Exercise of stock options:
   For cash                                                                       545,292            1,490
   Ascribed value from additional paid-in capital                                      --              435
                                                                               ----------          -------
Balance, December 31, 2004 (audited)                                           30,320,419          175,855

Issued for cash from public offering (i)                                        4,000,000           74,495

Exercise of stock options:
   For cash                                                                       224,543              913
   Ascribed value from additional paid-in capital                                      --              298
                                                                               ----------          -------
Balance, March 31, 2005 (unaudited)                                            34,544,962          251,561
                                                                               ==========          =======


(i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of US$15.30 per share. The total proceeds of the offering to the Company was $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

(b)  Share option plan:
Changes in outstanding options granted under the Company's stock option plan for the year ended December 31, 2004 and the three-month period ended March 31, 2005 were as follows:


                                                                                                  Weighted
                                                                                                   average
                                                                                   Number   exercise price
                                                                                ---------   --------------
                                                                                                         $
Options outstanding, December 31, 2003 (audited)                                2,298,526             7.23
Granted                                                                           797,000            25.65
Exercised                                                                        (545,292)            2.73
Cancelled or expired                                                             (186,450)            6.90
                                                                                ---------            -----
Options outstanding, December 31, 2004 (audited)                                2,363,784            14.51

Granted                                                                           225,000            25.30
Exercised                                                                       (224,543)             4.07
Cancelled or expired                                                             (52,008)            12.89
                                                                                ---------            -----
Options outstanding, March 31, 2005                                             2,312,233            16.61
                                                                                =========            =====


During the period ended March 31, 2005, the Board of Directors approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The amendment is subject to shareholder approval.


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  14

(c)  Warrants:
Outstanding warrants at March 31, 2005 are as follows:


Warrants                                                                   Exercise price           Expiry
                                                                           --------------    -------------
                                                                                        $
2,800,000                                                                            3.13        July 2005
1,200,000                                                                            7.81    February 2006
                                                                                     ----
4,000,000



5    STOCK-BASED COMPENSATION:
In the period ended March 31, 2005, the Company recorded total stock-based compensation of $770 related to stock options granted to employees after July 1, 2002 (2004 -- $424).

The fair value of the options granted were determined using the following method and assumptions:

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:



                                                                                MARCH 31,        March 31,
                                                                                     2005             2004
                                                                                ---------        ---------
Risk-free interest rate                                                             3.88%            3.54%
Expected volatility                                                                   53%              39%
Expected life in years                                                                  7                7
Expected dividend yield                                                               NIL              nil
                                                                                     ====             ====


The following table summarizes the weighted average grant-date fair value per share for options granted during the periods ended March 31, 2005 and 2004:


                                                                                                  Weighted
                                                                                                   average
                                                                                Number of       grant-date
                                                                                  options       fair value
                                                                                ---------       ----------
                                                                                                         $
March 31, 2005                                                                    225,000            14.73
March 31, 2004                                                                    495,000            12.40
                                                                                  =======            =====


Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations.


6    RELATED PARTY TRANSACTIONS:
In the period ended March 31, 2005, the Company incurred fees of $600 (2004 -- $240) under the terms of a management services agreement entered into in March 2003, as amended in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  15

7    LITIGATION:
In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA.

A hearing has been scheduled for mid-September 2005 by the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration. Immtech has claimed monetary damages which, to date, it has estimated at between US$18 million and US$42 million, which include an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.




NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  16

[Picture]


NEUROCHEM INC.

275 Armand-Frappier Blvd.

Laval, Quebec, Canada  H7V 4A7

Telephone: (450) 680-4500

Toll-Free: 1 877 680-4500

Fax: (450) 680-4501

E-mail: info@neurochem.com

Website: www.neurochem.com


NEUROCHEM FIRST QUARTER ENDED MARCH 31, 2005                                  17